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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Infinity Pharmaceuticals, Inc.
(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities)
45665G 30 3
(CUSIP Number) Anthony M. Roncalli Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 2, 2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act.

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Beacon Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 3,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Rosebay Medical Company L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 3,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 4 of 9 Pages

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by Beacon Company, a Delaware general partnership (“Beacon”), and Rosebay Medical Company L.P., a Delaware limited partnership (“Rosebay”, and together with Beacon, the “Reporting Persons”), to amend the Schedule 13D originally filed by the Reporting Persons on December 1, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on January 16, 2009 (collectively, the “Schedule 13D”), with respect to beneficial ownership of common stock, $0.001 par value per share (the “Common Stock”), of Infinity Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 780 Memorial Drive, Cambridge, MA  02139.

In accordance with Exchange Act Rule 13d-2, this Amendment No. 2 amends and supplements only information that has materially changed since the January 16, 2009 filing of Amendment No. 1 to the Schedule 13D.

Item 4.	Purpose of Transaction.

(f)           As previously disclosed in the Schedule 13D, (i) on November 19, 2008, the Issuer entered into a Securities Purchase Agreement (the “Agreement”) with Purdue Pharma L.P., an Associated Company (as defined in the Agreement) of the Reporting Persons (“Purdue”), and Purdue Pharmaceutical Products L.P., also an Associated Company of the Reporting Persons (“PPPLP”, and together with Purdue, the “Purchasers”), whereby the Issuer issued and sold and the Purchasers each purchased 2,000,000 shares of Common Stock (for an aggregate of 4,000,000 shares of Common Stock, the “Initial Closing Shares”), at a purchase price of $11.25 per share, for an aggregate purchase price of $45,000,000 (the “Initial Closing”), (ii) on January 7, 2009, the Issuer issued and sold and the Purchasers purchased an aggregate of 2,000,000 shares of Common Stock (the “Second Closing Shares”) and warrants to purchase up to an aggregate of 6,000,000 additional shares of Common Stock (see Item 5(c) below) (the “Warrants”, together with the Second Closing Shares, the “Second Closing Securities”), at a purchase price of $15.00 per unit, for an aggregate purchase price of $30,000,000 (the “Second Closing”), (iii) the Reporting Persons hold the Initial Closing Shares and the Second Closing Shares in the ordinary course of business and not with the purpose or intent of changing control of the Issuer, (iv) the purpose of entering into the Agreement and the acquisition of the Initial Closing Shares and the Second Closing Securities was to form a long-term relationship and alliance with the Issuer (the “Purpose”), and (v) in connection with the Purpose, on the same day the Agreement was executed, the Issuer entered into Strategic Alliance Agreements (the “Strategic Alliance Agreements”) with Mundipharma International Corporation Limited, an Associated Company of the Reporting Persons (“MICL”), and PPPLP to develop and commercialize pharmaceutical products.

Whether the Reporting Persons purchase or dispose of any Common Stock (and the amount and timing of any such transactions), and whether MICL seeks changes to the terms of the Strategic Alliance Agreement (and the types of changes requested), will depend upon the Reporting Persons’ and MICL’s respective continuing assessment of pertinent factors, including: the availability of shares of Common Stock for purchase at particular price levels; the Issuer’s, the Reporting Persons’ and MICL’s business and prospects; other business investment opportunities available to the Reporting Persons; economic conditions; the terms

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 5 of 9 Pages

of the Agreement (and related agreements, including the Strategic Alliance Agreements) and the Issuer’s Rights Agreement entered into with American Stock Transfer & Company, LLC, as rights agent, dated February 13, 2003, as amended by the First Amendment thereto dated April 10, 2006, and as further amended by the Second Amendment thereto dated November 19, 2008; stock market conditions; money market conditions; the attitudes and actions of the Board of Directors and management of the Issuer; the availability and nature of opportunities to dispose of the Reporting Persons’ interest in the Issuer; and other plans and requirements of the Reporting Persons or MICL.  Depending upon the Reporting Persons’ or MICL’s assessments of the factors set forth above, from time to time, one or more of the Reporting Persons or MICL, as applicable, may change its present intentions as stated herein and in the Schedule 13D, including determining to acquire or dispose of some or all of the shares of Common Stock held by it or seek changes to the terms of the Strategic Alliance Agreements.  Each of the Reporting Persons may make gifts of shares of Common Stock to charities or others from time to time. In addition, each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1 under the Exchange Act.

Issuer reported in a press release on June 18, 2012 that it has discontinued all Issuer-sponsored Phase 2 clinical trials evaluating saridegib.  Based on such discontinuance and MICL’s recent evaluation of the relevance of Issuer's remaining development programs to MICL’s business, MICL made a request to the management of the Issuer that the Issuer agree to delay the due date for payment by MICL of the 2012 third quarter invoice for research and development funding, in the amount of $27.5 million, until July 16, 2012, while the parties enter into formal discussions with respect to potentially restructuring the Strategic Alliance Agreement between MICL and Issuer.  The Issuer agreed to the foregoing request and MICL and the Issuer intend to initiate such discussions promptly, which may result in material changes to the Strategic Alliance Agreement.

Except as provided above and in the Schedule 13D, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in the Issuer’s Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 6 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

	Beacon		Percent of a Class
(a)	Amount beneficially owned: 3,000,000		11.2%
(b)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote: 3,000,000	11.2%
	(ii)	Shared power to vote or direct the vote: -0-	--
	(iii)	Sole power to dispose or direct the disposition: 3,000,000	11.2%
	(iv)	Shared power to dispose or direct the disposition: -0-	--
	Rosebay		Percent of a Class
(a)	Amount beneficially owned: 3,000,000		11.2%
(b)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote: 3,000,000	11.2%
	(ii)	Shared power to vote or direct the vote: -0-	--
	(iii)	Sole power to dispose or direct the disposition: 3,000,000	11.2%
	(iv)	Shared power to dispose or direct the disposition: -0-	--
(c)	Since the filing of Amendment No. 1 to Schedule 13D on January 16, 2009 the following events occurred:
	(i)	See Item 4 above.
	(ii)	The following warrants have expired:

                         (A)          Warrant No. PP-04 issued to Rosebay to purchase 500,000 shares of Issuer’s Common Stock with an initial exercise price of $15.00 per share, with such exercise price increasing over time depending on when such Warrants are exercised, up to a maximum exercise price of $20.00 per share, expired on July 1, 2010.

                         (B)         Warrant No. PP-05 issued to Rosebay to purchase 1,000,000 shares of Issuer’s Common Stock, with an initial exercise price of $20.00 per share, with such exercise price increasing over time depending on when such Warrants are exercised, up to a maximum exercise price of $30.00 per share, expired on July 1, 2011.

                         (C)          Warrant No. PP-06 issued to Rosebay to purchase 1,500,000 shares of Issuer’s Common Stock, with an initial exercise price of $30.00 per share, with such exercise price increasing over time depending on when such Warrants are exercised, up to a maximum exercise price of $40.00 per share, expired on July 2, 2012.

                         (D)          Warrant No. PPP-04 issued to Beacon to purchase 500,000 shares of Issuer’s Common Stock with an initial exercise price of $15.00 per share, with such exercise price increasing over time depending on when such Warrants are exercised, up to a maximum exercise price of $20.00 per share, expired on July 1, 2010.

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 7 of 9 Pages

(E) Warrant No. PPP-05 issued to Beacon to purchase 1,000,000 shares of Issuer’s Common Stock, with an initial exercise price of $20.00 per share, with such exercise price increasing over time depending on when such Warrants are exercised, up to a maximum exercise price of $30.00 per share, expired on July 1, 2011.

                         (F)          Warrant No. PPP-06 issued to Beacon to purchase 1,500,000 shares of Issuer’s Common Stock, with an initial exercise price of $30.00 per share, with such exercise price increasing over time depending on when such Warrants are exercised, up to a maximum exercise price of $40.00 per share, expired on July 2, 2012.

(d)	Not applicable
(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above.

Item 7.	Material to be Filed as Exhibits.

The Reporting Persons have entered into a Joint Filing Agreement attached as Exhibit 1 hereto, as required by Rule 13d-1(k) under the Exchange Act.

Exhibit 1.            Joint Filing Agreement Pursuant to Rule 13d-1(k).

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2012	BEACON COMPANY
	By:	/s/ Anthony M. Roncalli
Anthony M. Roncalli Assistant Secretary
ROSEBAY MEDICAL COMPANY L.P.
	By:	Rosebay Medical Company, Inc., its general partner
	By:	/s/ Frank S. Vellucci
Frank S. Vellucci Assistant Secretary

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement Pursuant to Rule 13d-1(k).

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Exhibit 1

Exhibit 1

Joint Filing Agreement
Pursuant to Rule 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D with respect to the beneficial ownership of the undersigned of shares of Common Stock, par value $0.001 per share, of Infinity Pharmaceuticals, Inc., is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.  Each of the undersigned hereby disclaims beneficial ownership of the securities in Infinity Pharmaceuticals, Inc. beneficially owned and/or held by the other party.  The information set forth in the Schedule 13D shall not be deemed an admission by either of the undersigned persons that such person is the beneficial owner of securities beneficially owned and/or held by the other undersigned person for purposes of Sections 13(d) and 13(g) of the Act or any other purpose.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of date first written above.

Dated: December 1, 2008	BEACON COMPANY
	By:	Stanhope Gate Corp., its managing general partner
	By:	/s/ Steven A. Meiklejohn
Steven A. Meiklejohn Director
ROSEBAY MEDICAL COMPANY L.P.
	By:	Rosebay Medical Company, Inc., its general partner
	By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President